General Motors Company (GM)
Shareholder Alert
Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278
GM Shareholder since 2013

Shareholder Alert:
If you voted shortly before the polls closed please make sure your votes were counted by contacting the inspector of elections.

GM announced that proposal 4 Written Consent received a preliminary 49.5% vote of support. Thus the final vote could be over 50% if last minutes votes are counted.

This is the prepared text read at the GM annual meeting just concluded:

Proposal 4 – Shareholder Right to Act by Written Consent
John Chevedden, sponsor

Shareholders request that our board of directors take the necessary steps to permit written consent by the shareholders entitled to cast the minimum number of votes that would be necessary to authorize an action at a meeting at which all shareholders entitled to vote thereon were present and voting.

If you have voted against this proposal please consider changing your vote before the polls close in a few minutes.

This proposal topic won 79%-support at Xerox and 95%-support at Dover Corporation.

This proposal topic won our 40%-support at the 2020 GM annual meeting.

This 40%-support represented close to or more than majority support from the shares that have access to independent proxy voting advice. Most small shareholders do not have access to independent proxy voting advice. Management resistance is thus getting a free ride on the backs of small GM shareholders who are forced to rely on the biased resistance of GM management.

Management now suspiciously claims that it is more in favor of a special shareholder meeting at a time that shareholder meetings are losing their impact with the onslaught of online shareholder meetings. For instance the 2021 Kohl’s annual meeting was wrapped up in 9-minutes. An example of the dominance and control that GM management can now exert at an online special shareholder meeting is AT&T which would not even let shareholders speak at 2 consecutive online shareholder meetings.

It also takes 33% of the shares that normally vote at the GM annual meeting to call for a special shareholder meeting. It would be hopeless to expect that GM shares that do not even vote would go out of their way and take the added bureaucratic steps to call for a special shareholder meeting. The 33% figure is one of the higher percentages in corporate America to be required by a company to call for a special shareholder meeting.

The resistance of management to this written consent proposal is misplaced because Ms. Patricia Russo, Chair of the Governance Committee, is apparently ignorant of the elementary fact that written consent can be structured so that all shareholders get advance notice of a proposed action. Ms. Russo received the most negative director votes in 2020 – 6-times the negative votes received by another GM director. Plus under Ms. Russo GM insisted that Martin Luther King Day was a regular GM business day in regard to paperwork for a shareholder proposal on GM having an independent board chairman.

Written consent is super democratic because if a shareholder does not support the written consent topic the shareholder does not have to do anything and it counts as an against vote. This is in contrast to a shareholder meeting, where shareholder support or shareholder opposition, counts for nothing unless a GM shareholder makes the effort to vote.

The shareholders supporting written consent could only accomplish their objective if 64% of the shares that normally vote at our annual meeting give approval. In resisting this proposal management is opposed to listening to the voice of 64% of shares.

Plus GM management failed to mention that GM’s shareholder engagement program can be shut down abruptly without notice for as many years as GM management capriciously wants.

Please vote yes: Shareholder Right to Act by Written Consent — Proposal 4

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote their choices by following the procedural instructions provided in the proxy materials.